Exhibit (a)(5)(iv)

FOR IMMEDIATE RELEASE

Contacts:	Investor Relations Contact:
Karen VanDerBosch	Harriet Fried
Chief Operating Officer &	LHA
Chief Financial Officer	(212) 838-3777
MakeMusic, Inc.	hfried@lhai.com
(952) 906-3690 kvanderbosch@makemusic.com

MakeMusic and Affiliates of LaunchEquity Announce Extension of Previously Announced Tender Offer for All Outstanding Common Stock of MakeMusic

Minneapolis – April 18, 2013 – LEAP Acquisition Corporation (the “Offeror”), a wholly-owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partners (“Parent”) and sponsored entity of LaunchEquity Partners, LLC (“LaunchEquity”), and MakeMusic, Inc. (NASDAQ: MMUS) (“MakeMusic”), announced today that Offeror has extended the previously announced cash tender offer for all outstanding MakeMusic shares (the “Offer”) until midnight, New York City time, on April 30, 2013, unless further extended or earlier terminated.

The Depositary has informed the Offeror that, as of 5:00 p.m., New York City time, today, April 18, 2013, 2,984,666 shares of common stock have been validly tendered and not validly withdrawn (including 16,367 shares of common stock tendered pursuant to notices of guaranteed delivery).  The 2,984,666 shares of common stock along with the 1,362,829 shares of common stock currently owned by Parent represent approximately 88.6% of MakeMusic’s issued and outstanding shares of common stock.

On April 16, 2013, the Fourth Judicial District Court of Minnesota ordered that, amongst other things, the claims contained in the amended and restated complaint of the plaintiff in Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al. be stayed pending the investigation and recommendation of a special litigation committee appointed by MakeMusic’s Board of Directors. The Offer is being extended to allow additional time for such special litigation committee to conclude its investigation and make its determination.

Except as set forth herein, the complete terms and conditions of the Offer remain the same as set forth in the Offer to Purchase dated March 22, 2013, as amended, and the related letter of transmittal.

LaunchEquity, Offeror and Parent will amend their Tender Offer Statement, as amended, filed with the Securities and Exchange Commission (the “SEC”) to reflect this extension.

Questions and requests for assistance may be directed to Morrow & Co., LLC, the Information Agent for the Offer, at 800-607-0088 (toll-free) or by email at mmus.info@morrow.com (banks and brokers may call at 800-662-5200). Requests for copies of the documents related to the Offer and other related materials may also be directed to the Information Agent. A shareholder may also contact such shareholder’s broker, dealer, commercial bank, trust company or other nominee for assistance.

About MakeMusic, Inc.

MakeMusic®, Inc. is a world leader in music technology whose mission is to develop and market solutions that transform how music is composed, taught, learned and performed. For more than 20 years, Finale® has been the industry standard in music notation software, enabling composers, arrangers, musicians, teachers, students and publishers to create, edit, audition, print and publish musical scores. MakeMusic is also the creator of SmartMusic® interactive software that is transforming the way students practice. With SmartMusic, students and teachers have access to thousands of band, orchestra and vocal pieces allowing students to practice with background accompaniment and get immediate feedback on their performance. SmartMusic allows teachers to individualize instruction and document the progress of every student. The SmartMusic Inbox™, an Android™ and Apple® mobile application, provides additional access for teachers to review, grade and comment on student assignments. MusicXML™ is an Internet-friendly way to publish musical scores, enabling musicians to distribute interactive sheet music online and to use sheet music files with a wide variety of musical applications. Garritan™ sound libraries provide musicians with state-of-the-art virtual instruments with the playback quality of a live performance. Additional information about this Minnesota company can be found at www.makemusic.com.

About LaunchEquity

LaunchEquity Partners, LLC is an investment entity that provides growth capital and strategic leadership to intellectual-property based businesses.

Forward-Looking Statements

Statements in this press release regarding the proposed transaction between MakeMusic and LaunchEquity, the expected timetable for completing the transaction and any other statements concerning future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based. Statements that are not historical facts, including statements about the beliefs and expectations of the parties and their management are forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties and other factors that can cause actual events and results to differ materially from historical results and those projected. Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including the tender of a number of shares that, when added to the shares owned by Parent and its affiliates, constitutes a majority of MakeMusic’s outstanding shares on a fully-diluted basis, and the possibility that the transaction will not be completed, or if completed, not completed on a timely basis.

Neither LaunchEquity nor MakeMusic can give any assurance that any of the transactions contemplated by the Merger Agreement will be completed or that the conditions to the tender offer and the back-end merger will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in MakeMusic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as well as other MakeMusic SEC filings. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov and www.makemusic.com. Many of the factors that will determine the outcome of the subject matter of this communication are beyond LaunchEquity’s or MakeMusic’s ability to control or predict. Neither LaunchEquity nor MakeMusic undertakes to update any forward-looking statements as a result of new information or future events or developments.

IMPORTANT NOTICE: This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares or other securities nor a solicitation of tenders with respect to the Offer. The Offer described herein will not be made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable state or foreign securities or “blue sky” laws.